RECEIVED
2008 JUL -3 A 6:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st July 2008

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

08003592

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

June 9th; 10th; 11th; 18th; 25th; 27th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

PROCESSED
JUL 0 8 2008
THOMSON REUTERS

Encs.

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 09 June 2008 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Interactive Business Presentation

RNS Number : 2239W
William Hill PLC
09 June 2008

William Hill PLC

Interactive-Business Presentations at The Lincoln Centre

9th June 2008

William Hill PLC will today host a seminar for analysts and investors showcasing its online offering and strategy, as well as its Orbis technology platform. Tomorrow morning it will host a similar seminar for journalists.

No new material information will be disclosed during the course of either event, nor will any statement on current trading be made.

The presentations will be made available on the William Hill PLC website following the event.

Enquiries:

Deborah Spencer/James Clasper Brunswick Group LLP 020 7404 5959

This information is provided by RNS
The company news service from the London Stock Exchange

END

MSCEAKKKEAKPEFE

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 10 June 2008 17:09
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

RECEIVED
2008 JUL -3 A 6:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

William Hill PLC - Statement re Treasury Shares

RNS Number : 4139W
William Hill PLC
10 June 2008

10 June 2008

William Hill PLC
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 10 June 2008, 5,995 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,338,087 ordinary shares in issue, in addition 6,380,672 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END

STRILFIRRRIILIT

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 11 June 2008 16:37
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number : 5093W
William Hill PLC
11 June 2008

11 June 2008

William Hill PLC

Correction to Notification dated 10 June 2008
LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 10 June 2008, 5,995 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 393 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,339,176 ordinary shares in issue, in addition 6,379,583 ordinary shares are held in treasury.

Enquiries:

Dennis Read Deputy Company Secretary
020 8918 3723

END

STRILFVERFILLIT

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 18 June 2008 09:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number : 9744W
William Hill PLC
18 June 2008

The following notification was received on 16 June 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
18 June 2008

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )
*****..

3. Full name of person(s) subject to notification obligation:
Lloyds TSB Group Plc

4. Full name of shareholder(s) (if different from 3) :
Perry Nominees Ltd
Boltro Nominees Ltd
Lloyds Bank (PEP) Nominees Ltd
State Street Nominees Ltd

5. Date of transaction (and date on which the threshold is crossed or reached if different):
13 June 2008

6. Date on which issuer notified:
16 June 2008

7. Threshold(s) that is/are crossed or reached:
Fallen below 6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
3169889 GBP0.10	21,622,595	21,622,595

transaction

Class/type of shares if possible use ISIN CODE	Number of shares	Number of voting rights Direct	Number of voting rights Indirect	% of voting rights Direct	% of voting rights Indirect
3169889 GBP0.10	20,102,192		20,102,192		5.787

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
20,102,192	5.787

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

8,742 Shares are held by Perry Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

13,529 Shares are held by Boltro Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

27,351 Shares are held by Lloyds Bank (Pep) Nominees Ltd, a wholly owned subsidiary of Lloyds TSB Bank Plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

20,052,570 Shares are held by State Street Nominees Ltd. Shares are under the control of Scottish Widows Investment Partnership Ltd, a wholly owned subsidiary of Scottish Widows Investment Partnership Group Ltd, a wholly owned subsidiary of Scottish Widows Group Ltd, a wholly owned subsidiary of Lloyds TSB Bank plc, a wholly owned subsidiary of Lloyds TSB Group Plc.

Proxy Voting:

10. Name of proxy holder:
*****..

11. Number of voting rights proxy holder will cease to hold:
*****..

12. Date on which proxy holder will cease to hold voting rights:
*****..

13. Additional information:
*****..

14. Contact name:
Central Disclosure Unit

15. Contact telephone number:
+44 (0) 1444 418336

16. Identity of the persons or legal entity subject to the notification obligation:
Lloyds TSB Group Plc

Henry Duncan House
120 George Street
Edinburgh EH2 4LH
+44 (0) 131 225 4555

17. Identify of the notifier
Lloyds TSB Central Disclosure Unit
2nd Floor, 31/33 Perrymount Road
Haywards Heath
West Sussex RH16 3SP

+44 (0) 1444 418336
GrpOps_CDU@LloydsTSB.co.uk

END

HOLDGGMVRRZGRZG

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 25 June 2008 13:56
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number : 5186X
William Hill PLC
25 June 2008

The following notification was received on 24 June 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
25 June 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: (   )

An event changing the breakdown of voting rights: (   )

Other (please specify) : Exemption Trading book DTR 5.1.3 (4) (X)

3. Full name of person(s) subject to notification obligation:
The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :
Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):
20 June 2008

6. Date on which issuer notified:
24 June 2008

7. Threshold(s) that is/are crossed or reached:
Below 3%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	24,215,014	6.97%

Resulting situation after the triggering transaction

Class/type of shares if Number of shares Number of voting rights %

of voting rights
possible use ISIN CODE
Direct Indirect Direct Indirect
GB0031698896

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

We hereby notify you that as at close of business on 20 June 2008, The Goldman Sachs Group, Inc., of 85 Broad Street, New York, NY10004, USA, no longer has a notifiable interest in shares.

Proxy Voting:

10. Name of proxy holder:
    N/A

11. Number of voting rights proxy holder will cease to hold:
    N/A

12. Date on which proxy holder will cease to hold voting rights:
    N/A

13. Additional information:
    General email contact:
shareholderdisclosures@gs.com

14. Contact name:
Sean Rogers / Alan Cox

15. Contact telephone number:
0207 552 9205 / 0207 774 8774

END

HOLDGGZVZKNGRZM

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 27 June 2008 15:39
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number : 7634X
William Hill PLC
27 June 2008

The following notification was received today by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary
27 June 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
William Hill PLC

2. Reason for the notification
(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:
The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :
Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):
25 June 2008

6. Date on which issuer notified:
27 June 2008

7. Threshold(s) that is/are crossed or reached:
6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896		Below 3%

Resulting situation after the triggering transaction

Class/type of shares if	Number of shares	Number of voting rights	%

of voting rights possible use ISIN CODE

	Direct	Indirect	Direct	Indirect
GB0031698896	20,956,738	46,442	6.034%	0.013%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,003,180	6.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 40,459 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.
The interest in 20,956,738 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.
The interest in 5,983 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
General email contact:.
shareholderdisclosures@gs.com

14. Contact Name:
Sean Rogers / Alan Cox

15. Contact telephone number:
0207 552 9205 / 0207 774 8774

END

HOLFGGZVDNZGRZM

END